UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

1005 Virginia Drive

Fort Washington, PA 19034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.

6 Serangoon North, Avenue 5, #03-16, Singapore 554910

(Address of principal executive offices and Zip Code)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2011 and 2010

INDEX

PAGE

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits (Modified Cash Basis)
as of December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
for the years ended December 31, 2011 and 2010	5

Notes to Financial Statements (Modified Cash Basis)	6

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
as of December 31, 2011	12

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions (Modified Cash Basis)
for the year ended December 31, 2011	13

Signatures	14

Exhibits	15

2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania

June 28, 2012

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Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Mutual funds	$42,513,594	$40,746,336
Common collective trusts	15,690,113	13,084,349
Kulicke and Soffa Industries, Inc. common stock	5,245,037	6,982,941
Self directed brokerage accounts	1,416,451	972,571
Total investments, fair value	64,865,195	61,786,197
Receivables
Notes receivable from participants	486,634	542,391
Total investments and receivables	65,351,829	62,328,588
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(21,507)	78,168

Net assets available for benefits	$65,330,322	$62,406,756

The accompanying notes are an integral part of these financial statements.

4

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the years ended December 31, 2011 and 2010

	2011	2010
ADDITIONS:
Investment income:
Interest and dividends	$1,412,860	$942,455
Net appreciation on fair value of investments	503,240	7,173,284
	1,916,100	8,115,739
Contributions:
Employee	2,835,853	2,683,669
Employer non-cash (common stock)		1,388,158
Employer cash	1,358,229
Rollover	682,569	736,899
	4,876,651	4,808,726

Total additions	6,792,751	12,924,465

DEDUCTIONS:
Benefit payments	3,836,612	2,829,345
Administrative and other fees	32,573	25,943
Total deductions	3,869,185	2,855,288

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,923,566	10,069,177

Net assets available for benefits:
Beginning of year	62,406,756	52,337,579
End of year	$65,330,322	$62,406,756

The accompanying notes are an integral part of these financial statements.

5

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1987 and has been periodically amended with the latest amendment on December 23, 2010. Full-time employees that are at least 18 years old are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan allows for employee contributions and matching Company contributions in varying percentages. The Plan allows participants to make before and after tax contributions of up to 85% of their compensation when combined with their before-tax contributions, subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

For employees with less than 15 years of service the Company matches contributions 100% of the employee contribution up to 4% of eligible compensation. If the employee has 15 years or more years of vesting service as of January 1, 2011, the Company matches contributions of 100% of the employee contribution up to 6% of eligible compensation.

Historically, the Company’s contributions were satisfied by shares of Company common stock, valued at the market price on the date of the matching contribution (level one of the fair value hierarchy, Note 3); however, beginning January 2, 2011, matching contributions to the Plan are made in cash.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and Plan earnings, if any, and charged with an allocation of Plan losses, if any, and administrative and other fees. Allocations are based upon participant earnings or account balances, as defined. Participants are entitled to their vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company’s matching contribution to the participant’s account is based upon years of service. The participants are 50% vested after one year of service and 100% vested after 2 years of service. If a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant’s account becomes 100% vested.

Payment of Benefits

Upon termination of service, a participant or beneficiary will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

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2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid by the Plan.

Valuation and Description of Investments

Mutual funds and the Company’s common stock are stated at fair value based on quoted market prices. The Company also offers Participants two commingled trust funds, the JP Morgan Stable Asset Income Fund and the State Street Global Advisors S&P 500 Index Fund. The commingled trust funds provide investors with access to investments that are pooled under a common investment strategy. Fair value of the common commingled trust funds is determined daily based principally on the quoted market prices of the underlying securities. Funds are also held in self directed brokerage accounts, at the direction of the participant, which consist of mutual funds, common stock and money market account which are stated at fair value based on quoted market prices.

The JP Morgan Stable Asset Income Fund is a common commingled trust fund invested primarily in high quality investment contracts called “benefit responsive wraps,” issued by AIG (A-), Monumental Ins. Co (AA-), and ING (AA-). The wrap contracts, which are issued by insurance companies and banks provide principal preservation of participant balances and provide stable returns. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt. The wrap contracts are fully benefit-responsive. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant withdrawals from the Plan are required to be at contract value. The year to date rate of return was 1.85% and 1.96% for the years ended December 31, 2011 and 2010, respectively. The crediting rate of the Fund ranged between 0.32% and 2.90% and 0.32% and 2.90% for the years ended December 31, 2011 and 2010 respectively. Contract value, as reported to the Plan by the fund managers; represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

7

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

The State Street Global Advisors S&P 500 Index Fund is classified as a commingled trust. This common commingled trust fund is stated at fair value and valued daily based principally on the quoted market prices of the underlying securities. The Fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the Fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the Index.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.	INVESTMENTS

In accordance with the accounting guidance for Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan values the financial assets based on market-based measurements at the measurement date determined by a fair value hierarchy. The fair value measurements guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The hierarchy distinguishes between assumptions based on market data obtained from independent sources and those based on an entity’s own assumptions and prioritizes the inputs to fair value measurement into three levels:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, excluding those included in Level 1, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

8

The following tables reflect the Plan’s investment assets at fair value, by level within the fair value hierarchy, as of December 31, 2011 and 2010:

	Fair Value Of Investments as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$17,367,663			$17,367,663
Blended	9,217,455			9,217,455
Fixed Income	8,720,802			8,720,802
Index	4,610,873			4,610,873
International Growth	2,596,801			2,596,801
Common collective trusts
Income		$8,672,693		8,672,693
Index		7,017,420		7,017,420
Kulicke and Soffa Industries, Inc. common stock	5,245,037			5,245,037
Self directed brokerage accounts	1,416,451			1,416,451

Total investment assets at fair value	$49,175,082	$15,690,113	$-	$64,865,195

	Fair Value Of Investments as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$16,882,600			$16,882,600
Blended	9,042,745			9,042,745
Fixed Income	6,609,989			6,609,989
Index	4,489,171			4,489,171
International Growth	3,721,831			3,721,831
Common collective trusts
Income		$7,506,931		7,506,931
Index		5,577,418		5,577,418
Kulicke and Soffa Industries, Inc. common stock	6,982,941			6,982,941
Self directed brokerage accounts	972,571			972,571

Total investment assets at fair value	$48,701,848	$13,084,349	$-	$61,786,197

The following table reflects the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010:

	2011	2010
American Century Investments - Growth	$10,288,157	$11,502,882
JP Morgan Stable Asset Income Fund	8,672,693	7,506,931
State Street Global Advisors - S&P 500 (R) Index Fund	7,017,420	5,577,418
Kulicke and Soffa Industries, Inc. common stock	5,245,037	6,982,941
PIMCO Total Return	5,115,081	4,948,475
Wells Fargo Advantage 2020	4,291,612	4,080,205
Vanguard Total Bond Market Index	3,605,721
American Funds - Euro Pacific Growth Funds		3,721,831

9

The following table reflects the net appreciation of fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the years ended December 31, 2011 and 2010:

	2011	2010

Mutual funds	$(1,820,700)	$5,162,551
Common comingled trusts (Note 2)	(99,675)	(227,099)
Kulicke and Soffa Industries, Inc. common stock	2,423,615	2,237,832
Net appreciation on fair value of investments	$503,240	$7,173,284

4.	RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following table reconciles the net assets available for benefits per these financial statements to the Plan’s Form 5500 filed with the IRS for the years ended December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$65,330,322	$62,406,756
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	21,507	(78,168)
Net assets available for benefits per the Form 5500	$65,351,829	$62,328,588

5.	NOTES RECEIVABLE

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant’s vested account and bear interest at rates commensurate with prevailing market rates for similar loans. Participants are permitted to have up to two loans outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $100 loan initiation fee for each borrowing.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

7.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Since the date of this letter, the Company has made amendments to the Plan. The Plan’s tax counsel believes the Plan is properly designed to be in compliance with the applicable requirements of the IRC. The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC. The plan has open tax years for 2008 through 2011.

10

8.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2011 and 2010 forfeited non-vested accounts totaled $37,101and $164,193 respectively. For the years ended December 31, 2011 and 2010, $32,573 and $25,943 respectively, was used from the forfeiture account to pay Plan expenses.

9.	RELATED PARTIES

Certain Plan assets are shares of a common collective trust managed by JP Morgan Retirement Plan Services (“JP Morgan”). JP Morgan is the trustee of the Plan. Prior to January 2, 2011, the Plan sponsor issued the shares of Kulicke and Soffa Industries, Inc. common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

11.	PROHIBITED TRANSACTIONS

During 2010, the Company failed to remit to the Plan’s custodian certain participant contributions arising in 2009, totaling $1,713 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the custodian were due to administrative errors, and the Company has made contributions to the affected participants’ accounts to compensate those participants.

11

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 02

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value	% Of Assets
	American Century Investments	American Century Investments - Growth - Inst		10,288,157	15.75%
*	JP Morgan	JP Morgan Commingled Funds- Stable Asset Income Fund (contract value)		8,651,186	13.24%
	State Street Global Advisors	State Street Global Advisors - S&P 500 (R) Index Fund		7,017,420	10.74%
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock		5,245,037	8.03%
	PIMCO	PIMCO Funds - PIMCO Total Return		5,115,081	7.83%
	Wells Fargo	Wells Fargo Advantage - Target 2020		4,291,612	6.57%
	Vanguard	Vanguard - Total Bond Market Index		3,605,721	5.52%
	American Funds	American Funds - Europacific Growth Fund		2,596,801	3.97%
	Fidelity Investments	Fidelity - Spartan International Index Fund		2,533,474	3.88%
	Wells Fargo	Wells Fargo Advantage - Target 2050		2,330,138	3.57%
	Artisan Funds	Artisan Funds - Mid Cap Value Fund		1,585,717	2.43%
	Prudential	Prudential - Jennison Mid Cap Growth Fund CL Z		1,570,511	2.40%
	Self Directed Brokerage Account	CISC Self Directed Brokerage Account		1,416,451	2.17%
	Eaton Vance	Eaton Vance - Large Cap Value Fund A		1,315,353	2.01%
	Vanguard	Vanguard - Small-Cap Index Fund		1,254,784	1.92%
	Vanguard	Vanguard - Mid-Cap Index Fund		1,192,758	1.83%
	Invesco	Invesco AIM - AIM Small Cap Equity Fund		959,009	1.47%
	Wells Fargo	Wells Fargo Advantage - Target Today		552,700	0.85%
	Wells Fargo	Wells Fargo Advantage - Target 2025		549,671	0.84%
	Wells Fargo	Wells Fargo Advantage - Target 2040		512,356	0.78%
	Fidelity Investments	Fidelity - Fidelity Adv Small Cap		402,046	0.62%
	Van Kampen	Van Kampen Funds - Small Cap Value Fund A		348,748	0.53%
	Principal Funds	Principal Funds - Mid Cap Blend		313,850	0.48%
	Wells Fargo	Wells Fargo Advantage - Target 2030		305,413	0.47%
	Wells Fargo	Wells Fargo Advantage - Target 2015		271,110	0.42%
	Wells Fargo	Wells Fargo Advantage - Target 2035		264,552	0.40%
	American Funds	American Funds - New Perspective Fund		214,129	0.33%
	Wells Fargo	Wells Fargo Advantage - Target 2010		73,915	0.11%
	Wells Fargo	Wells Fargo Advantage - Target 2045		65,988	0.10%

*	Participant Loans	Interest rates from (3.25% to 8.50%), maturity dates vary through 2030, secured by account balances		486,634	0.74%

				65,330,322	100.00%
* Represents a party-in-interest for which a statutory exemption exists.
** All investments are participant directed therefore disclosure of cost is not required.

12

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 02

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

(Modified Cash Basis) for the year ended December 31, 2011

Loss Date	Recovery Date	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002–51
		Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP (1)	Contributions Pending Correction in VFCP
01/22/09	04/27/11	$530		$530
02/19/09	04/27/11	749		749
03/05/09	04/27/11	28		28
03/15/09	04/27/11	128		128
03/19/09	04/27/11	143		143
05/27/10	04/27/11	135		135
Total		$1,713	$ -	$1,713	$ -	$ -

(1) At the time of the filing of this Form 11-K, the Company is in the process of filing a submission for correction of the above

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 28, 2012	By: /s/ Kerri Brechbiel
Kerri Brechbiel
Chairman, Kulicke and Soffa Industries, Inc.
Plan Administrator Committee

14

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

15